U.S. SECURITIES AND EXCHANGE COMMISSION
         FORM 3                           Washington, DC 20549

                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
      Section 30(f) of the Investment Company Act of 1940

       1.  Name and Address of Reporting Person*        2. Date of Event
                                                           Requiring
         Taunton-Rigby    Alison                           Statement
                                                           (Month/Day/Year)
           (Last)         (First)        (Middle)            10/21/96

        c/o AQUILA BIOPHARMACEUTICALS, INC.              3. IRS or Social
        365 PLANTATION STREET                               Security
                          (Street)                         Number of Reporting
                                                           Person (Voluntary)
       WORCESTER          MA              01605

         (City)          (State)            (Zip)



      4.  Issuer Name and Ticker or Trading Symbol
          AQUILA BIOPHARMACEUTICALS, INC. (AQLA)

      5. Relationship of Reporting Person       6. If Amendment, Date of
        to Issuer (Check all applicable)          Original
      ___Director       ___10% Owner              (Month/Day/Year)
      _X_Officer (give  ___Other (specify
            title below)           below)
            _PRESIDENT AND CEO__________       7. Individual or Joint/Group
                                                   Filing
                                                   (Check applicable line)
                                                 __X__ Form filed by One
                                                       Reporting Person
                                                 _____ Form filed by More than
                                                      One Reporting Person

           Table I - Non-Derivative Securities Beneficially Owned

       I. Title of Security                         2. Amount of Securities
          (Instr. 4)                                   Beneficially Owned
                                                       (Instr. 4)








        3. Ownership        4. Nature of Indirect Beneficial Ownership
          Form: Direct        (Instr. 4)
          (D) or Indirect
          (I) (Instr. 5)












      *If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
       (Over)
      (Print or Type Responses)



      FORM 3 (continued)       Table II - Derivative Securities Beneficially
                                                   Owned
                (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exercisa-  3. Title and Amount
          (Instr. 4)                        ble and Expi-      of Securities
                                            ration Date        Underlying
                                            (Month/Day/        Derivative
                                            Year)              Security
                                                              (Instr. 4)

                                          Date      Expira-            Amount
                                          Exercis-  tion      Title    or Num.
                                          able      Date               of
                                                                       shares


         STOCK OPTION*                  12/15/    12/15/     COMMON
         RIGHT TO BUY                   1995      2005       STOCK      104,043








      4. Conver-   5. Owner-     6. Nature of Indirect
          sion or      ship          Beneficial Ownership
          Exercise     Form of       (Instr. 5)
          Price of     Deriva-
          Deriva-      tive
          tive         Security:
          Security:    Direct
                       (D) or
                       Indirect
                       (I)
                       (Instr. 5)


         $2.80           D







Explanation of Responses: *OPTION TO PURCHASE CAMBRIDGE BIOTECH
      CORPORATION COMMON STOCK, CONVERTED TO AN OPTION TO PURCHASE AQUILA BIOPHARMACEUTICALS, INC. COMMON STOCK AT AN EXCHANGE RATE OF 7.569 SHARES OF CAMBRIDGE BIOTECH CORPORATION COMMON STOCK FOR 1 SHARE OF AQUILA BIOPHARMACEUTICALS, INC. COMMON STOCK.

           **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S. C. 1001 and 15 U.S.C. 78ff(a)

 /s/ Alison Taunton-Rigby                     10/31/96
  _________________________________________  ___________________
    **Signature of Reporting Person              Date


   Note.  File three copies of this form, one of which must be manually signed.
     If space provided is insufficient, See Instruction 6 for procedure.

  (Print or Type Responses)